March 1, 2023

Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Berry Corporation (bry)
Form 10-K for Fiscal Year Ended December 31, 2021
Response dated February 16, 2023
File No. 001-38606

Ladies and Gentlemen:

Set forth below are the responses of Berry Corporation (bry) (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 16, 2023, with respect to Form 10-K for Fiscal Year Ended December 31, 2021, File No. 001-38606 and our response to the Commission dated January 13, 2023.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K for Fiscal Year Ended December 31, 2021 unless otherwise specified.

Form 10-K for Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
How We Plan and Evaluate Operations
Operating Expenses, page 70

1. We have considered your responses to comment 1 in our letter dated November 4, 2022 and comment 1 in our letter dated December 14, 2022. However, we do not believe that the presentation of the measure Operating Expenses, or the alternatively titled measure and presentation you have proposed, is appropriate. Please revise your presentation as necessary.

RESPONSE:
The Company acknowledges the Staff’s comment and has revised its presentation in response. See the section entitled “E&P Field Operations” on page 85 of our Form 10-K for Fiscal Year Ended December 31, 2022.

Non-GAAP Financial Measures, page 91

2. We note from your response to prior comment 3 that your reconciliations of Basic and Diluted EPS on Adjusted Net Income (Loss) per share will not be provided on a per adjustment basis. Please further revise your presentation to separately present each adjustment in the reconciliation of Basic and Diluted Adjusted Net Income (Loss) per share.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised its presentation in response. See the table appearing on page 102 of our Form 10-K for Fiscal Year Ended December 31, 2022.

* * * * *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Sincerely,

Berry Corporation (bry)

By:	/s/ Michael S. Helm
Michael S. Helm
Chief Financial Officer and Chief Accounting Officer

Enclosures
cc: Sarah Morgan, Vinson & Elkins L.L.P.